Stolt Offshore S.A.


A subsidiary of       C/o Stolt Offshore M.S. Limited     Tel: + 44 1932 773700
Stolt-Nielsen S.A.    Dolphin House                       Fax: + 44 1932 773701
                      Windmill Road                       www.stoltoffshore.com
                      Sunbury-on-Thames
                      Middlesex,  TW16 7HT
                      England

NEWS RELEASE
                                  Contacts:     Julian Thomson/Fiona Harris
                                                US  +1 877 603 0267 (toll free)
                                                UK +44 1224 718436
                                                julian.thomson@stoltoffshore.com

                                                Patrick Handley
                                                UK +44 207 396 5395
                                                phandley@brunswickgroup.com

                                                Tim Payne
                                                US +1 212 333 3810
                                                tpayne@brunswickgroup.com

                     STOLT OFFSHORE S.A. APPOINTS TOM EHRET
                              TO BOARD OF DIRECTORS

London, England - November 10, 2003 - Stolt Offshore S.A. (NasdaqNM: SOSA: Oslo Stock Exchange: STO) today announced that Tom Ehret, Chief Executive Officer of Stolt Offshore S.A., has been appointed to the Company's Board of Directors.

Jacob Stolt-Nielsen, Chairman of the Stolt Offshore Board, said:

"Tom's appointment to the Board reflects our recognition of the good work he has done since he joined the company as CEO in March this year. The Blueprint for financial recovery prepared and implemented by Tom and his team places Stolt Offshore firmly on track for a return to profitability. My colleagues and I look forward to having him on the Board as we take the company forward."

Tom Ehret, Chief Executive Officer, Stolt Offshore, said:

"The period since March has been one of extraordinarily intense activity and change at Stolt Offshore. Throughout the company everyone's efforts have been focused on turning the business around and creating a real commercial future. We still have a lot of work ahead of us, but as we progress through 2004 I am confident that the benefits of our recovery plan will become evident."

Mr Ehret takes up his position with immediate effect.

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
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

Footnotes:

1. Mr Tom Ehret, who has 28 years experience in the offshore oil and gas industry, joined Comex, a predecessor to Stolt Offshore, in 1975 and held design engineering and project management positions based in Paris, London and Houston. In 1978 he joined the FMC Corporation, where after working in Houston in new product development and sales, he became a member of the Executive Committee of FMC Europe. In 1982 he returned to Comex as a member of the Comex Group Executive committee and Managing Director of Comex Houlder Diving, based in Aberdeen, for seven years before taking up the position of Chief Executive Officer at Stena Offshore in 1989. Following the merger of Stena Offshore with Coflexip in 1995, he became Chief Operating Officer of the Coflexip Stena Offshore Group based in Paris. During this time, he was a member of the Executive Committee of the Swedish Stena Group, Executive Chairman of Stena Drilling and a Director of Safe Offshore and Northern Marine Management. In 2001, when Coflexip Stena Offshore was acquired by Technip, he became Vice Chairman of the Management Board of the Technip-Coflexip Group and President of its Offshore Branch. He joined Stolt Offshore as Chief Executive Officer on March 17, 2003.

2. Stolt Offshore - Board of Directors
Chairman - Jacob Stolt-Nielsen,
Deputy Chairman - Mark Woolveridge,
Niels Stolt-Nielsen,
James B Hurlock,
J Frithjof Skouveroe,
Haakon Lorentzen,
Tom Ehret.


Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.